UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 000-51341

Gentium S.p.A.

(Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In connection with the acquisition by Jazz Pharmaceuticals Italy S.p.A., a società per azioni incorporated in Italy (formerly known as Jazz Pharmaceuticals Italy S.r.l., an Italian società a responsabilità limitata) (“Purchaser”), a wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland (“Jazz Pharmaceuticals”), of ordinary shares and American Depositary Shares (“ADSs”) of Gentium S.p.A., an Italian società per azioni (formerly known as Jazz Pharmaceuticals Italy S.r.l., an Italian società a responsabilià limitata) (the “Company”) representing approximately 79% of the outstanding ordinary shares and American Depositary Shares of the Company (without duplication for ordinary shares underlying ADSs) that were tendered into the tender offer commenced by Jazz Pharmaceuticals and Purchaser to purchase all outstanding ordinary shares and ADSs of the Company, and as contemplated by that certain Tender Offer Agreement, dated as of December 19, 2013 (the “Tender Offer Agreement”), by and among Jazz Pharmaceuticals, Purchaser and the Company, which Tender Offer Agreement was previously included as Exhibit (e)(1) to the Schedule 14D-9 filed by the Company with the United States Securities and Exchange Commission on December 24, 2013: (i) each of Dr. Khalid Islam (Chairman of the Board of Directors), Dr. Laura Ferro and Ms. Gigliola Bertoglio resigned from his or her office as a member of the Board of Directors of the Company with effect on January 23, 2014; (ii) at a meeting of the Board of Directors of the Company held on January 23, 2014, each of Mr. Fintan Keegan, Ms. Suzanne Sawochka Hooper and Mr. Iain McGill were appointed to fill the vacancies created by the resignations of Dr. Islam, Dr. Ferro and Ms. Bertoglio, and Mr. Keegan was appointed chairman of the Board of Directors of the Company; and (iii) each of Dr. Bobby Sandage and Mr. Marco Brughera resigned from his office as a member of the Board of Directors of the Company with effect on January 24, 2014. In addition, as contemplated by the Tender Offer Agreement, each of Mr. Giorgio Iacobone (Chairman of the Board of Statutory Auditors of the Company), Mr. Carlo Ciardiello and Mr. Augusto Belloni have irrevocably resigned from their office as effective members of the Board of Statutory Auditors of the Company, and each of Mr. Domenico Ferrari and Mr. Oronzo Putignano have irrevocably resigned from their office as alternate members of the Board of Statutory Auditors of the Company, in each case with effect as of the date of the first shareholders’ meeting that will be held in order to appoint, among other things, the new members of the Board of Statutory Auditors of the Company. The Tender Offer Agreement also contemplated that Ms. Joyce Bigio would resign as a director of the Company with effect on January 24, 2014. However, Ms. Bigio was subsequently asked to remain on the board of directors of the Company, and Ms. Bigio rescinded her resignation as a director of the Company on January 23, 2014.

In addition, in accordance with the terms of the Transition, Amendment and Release Agreement, dated as of December 19, 2013, entered into by Dr. Islam with the Company concurrently with the execution of the Tender Offer Agreement, Dr. Islam resigned as Chief Executive Officer of the Company on January 23, 2013.

Further, at the meeting of the Board of Directors of the Company held on January 23, 2014, in light of the resignation of Dr. Islam as a director and Chief Executive Officer of the Company, the members of the Board of Directors of the Company appointed Mr. Keegan as the managing director and interim Chief Executive Officer of the Company.

This report is incorporated by reference into the registration statements of the Company on Forms F-3: File No. 333-135622, File No. 333-137551, File No. 333-138202, File No. 333-139422, File No. 333-141198, and File No. 333-174575 and on Forms S-8: File No. 333-137534, File No. 333-146534 and File No. 333-181171.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name: Salvatore Calabrese
Title: Chief Financial Officer and Chief Operating Officer

Dated: January 24, 2014